July 3, 2024

Rick Svetkoff
Chief Executive Officer
Starfighters Space, Inc.
Reusable Launch Vehicle Hangar, Hangar Rd
Cape Canaveral, FL 32920

       Re: Starfighters Space, Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted June 13, 2024
           CIK No. 0001947016
Dear Rick Svetkoff:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A
Exhibits

1. We note your response to prior comment 18 and reissue the comment. Please provide us with your legal analysis as to why you believe such agreements are ordinary course and/or why you are not materially reliant on such agreements. Alternatively, please file the agreements as exhibits to the offering statement. Please also revise your offering circular to disclose the material terms of your material contracts.
 July 3, 2024
Page 2

       Please contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Michael Shannon